

August 19, 2021

Jason Park
Chief Financial Officer
DraftKings Inc.
222 Berkeley Street, 5th Floor
Boston, MA 02116

      Re: DraftKings Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 26, 2021
          Amended Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed May 3, 2021
          Form 10-Q for the Quarterly Period Ended June 30, 2021
          Filed August 6, 2021
          File No. 001-38908

Dear Mr. Park:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amended Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2020 Compared to 2019, page 61

1.   Where you attribute material fluctuations in your revenues, costs and expenses to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. Refer to Item 303(b) of Regulation S-K.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 70

2.   Please explain in further detail how you determined that your disclosure controls and procedures were effective as of December 31, 2020 given your need to restate your financial statements for the year ended December 31, 2020 as described in Note 2 of your audited financial statements.

Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies and Practices
Restatement of Previously Issued Financial Statements, page F-10

3.   Your disclosure indicates that as a result of reclassifying your warrants as liabilities at December 31, 2020, they had a fair value of $65.5 million on an as restated basis. Please explain in further detail why you were required to recognize a loss on the remeasurement of your warrant liabilities of $387.6 million for the year ended December 31, 2020 when your warrants appear to have a fair value of only $65.5 million as of December 31, 2020. Your response and your revised disclosure should explain how the adjustment to also restate additional paid-in-capital was calculated or determined and should indicate whether it relates to those warrants that were settled during the period.

Product and Technology, page F-17

4.   Please tell us and revise to disclose whether the costs included in "product and technology" represent research and development costs incurred. If not, please disclose the specific nature of the technology costs included in "product and technology" expenses and explain how they differ from those that are included in cost of revenue.

11. Income tax, page F-29

5.   Your effective tax rate reconciliation shows a significant fluctuation in the line item "stock-based compensation (benefit) expense" and "non-deductible executive compensation" for the year ended December 31, 2019 compared to the year ended December 31, 2020. Please explain to us the reasons for the fluctuation in these line items and your consideration of disclosing the nature of these reconciling items in your financial statements. Refer to the guidance in ASC 740-10-50-12.

Form 10-Q for the Quarterly Period Ended June 30, 2021

Exhibits 31.1 and 31.2, page 1

6.   Paragraph 4 of your officer certifications does not reference your internal controls over financial reporting. Please revise these officer certifications on an ongoing basis so they are in the exact format set forth in Item 601(b)(31) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services